

For a limited time, receive **20% bonus shares** on top of your investment.

AdoraPet

Vision | How It Works | Team | Investor Perks | Market

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INVEST IN PETS THAT DON'T CAUSE ALLERGIES.

Our vision is to allow pets and owners to spend more time together by using state-of-the-art gene therapy to eliminate the genes that cause allergies in owners and diseases in our pets.

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Deal Terms:

$5.00 Price per Share	$35M Valuation	$1,000 Min. Investment

Offering Circular FORM C Investor Perks



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AdoraPet

Vision   How It Works   Team   Investor Perks   Market

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BRING PETS AND OWNERS CLOSER TOGETHER

We know how important pets are. And we know how hard it can be for people who can't have a pet due to allergies or who lose a pet way too soon. As a pet biotech leader, Dr. Chin Co-Founded AdoraPet with the goal of using technology that will give people and their pets more time together.



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Vision   How It Works   Team   Investor Perks   Market

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PEOPLE

CAN'T HAVE PETS DUE TO ALLERGIES[1]

And even "hypoallergenic" pets currently on the market still make the protein that causes allergies, meaning pet-allergy sufferers are still likely to experience symptoms.[2]



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AdoraPet
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WE PLAN TO ELIMINATE GENES IN PETS THAT CAUSE ALLERGIES IN OWNERS

CRISPR is a Nobel Prize-winning technology scientists can use for gene therapy. We know the genes that cause allergies and shedding in our pets. We plan to use CRISPR technology to edit these genes in embryos, creating allergy-free, long-living pets for everyone.

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AdoraPet

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HOW IT WORKS

WE PLAN TO MAKE PETS HEALTHIER

We will use CRISPR to modify disease-causing genes in pets, which we believe will make pets healthier, helping them live longer.

We can target:

 Genes that cause allergies in pet owners

 Cancer-causing genes



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AdoraPet
Vision
How It Works
Team
Investor Perks
Market
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CRISPR IS A NOBEL PRIZE-WINNING TECHNOLOGY

NAT. MDCCC XXXIII OB. MDCCC XCVI
ALFR. NOBEL

INVENTAS VITAM IUVAT EXCOLUISSE PER ARTES
REG. UNIVERSITAS MED. CHIR. CAROL.
B.S. BLUMBERG
MCMLXXVI

CRISPR is a natural process where bacteria use special enzymes to find and cut up the DNA of viruses. Scientists realized they could harness this process to edit any DNA strand, opening up the possibility of modifying the genes that causes diseases or repairing mutant DNA. The first scientists who discovered how to use CRISPR won the Nobel Prize.





TEAM OF WORLD-CLASS FOUNDERS

CO-FOUNDED BY A VISIONARIES

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 AdoraPet

Vision   How It Works   Team   Investor Perks   Market   **INVEST NOW**



Dr. Richard Chin

- Founder and CEO of KindredBio (NASDAQ:KIN), pet company that was sold for $440M
- Harvard MD and Rhodes Scholar
- Developed drugs with over $10B of global sales in 2021



Dr. Stephen Sundlof

- Former head of the FDA's Center for Veterinary Medicine
- Oversaw FDA regulatory oversight of glow-in-the-dark pet fish
- Former Chief Scientific KindredBio



Dr. George Church

- One of the initiators of the Human Genome Project
- TIME Magazine's "100 Most Influential People in the World"

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For a limited time, receive **20% bonus shares** on top of your investment.

AdoraPet

Vision How It Works Team Investor Perks Market

INVEST NOW

PERKS

Early Bird Bonus Share Perks

20% bonus shares
Invest before X/X

15% bonus shares
Invest before X/X

10% bonus shares
Invest before X/X

Company perks[3]

Bronze Tier
Invest
$10k

Guaranteed one of the first 10,000 non-allergenic dogs or cats (your choice)

Silver Tier
Invest
$50k





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*Note: Investor perks do not


AdoraPet

MARKET SIZE

THE PET MARKET CONTINUES TO GROW

We believe people will do just about anything for their pets, including paying a premium for a pet that meets their needs. After all, 95% of pet owners consider their pets part of their family.[6]



OVER 6 MILLION CATS AND DOGS ENTER SHELTERS EVERY YEAR[4]



11% OF CATS ARE SURRENDERED BECAUSE THEIR OWNERS HAVE ALLERGIES



U.S. PET MARKET SALES

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AdoraPet
OUR PATH FORWARD

Vision   How It Works   Team   Investor Perks   Market

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BRINGING ADORAPET TO MARKET

This funding round will help support our mission to bring healthier, longer-living pets to more homes. We plan to use these funds for research & development including: establishing our laboratory and breeding facilities, and other operational costs.

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 AdoraPet

👍 Vision 😝 How It Works 😍 Team 😮 Investor Perks 🥵 Market 😢

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1. 30% of households can't have pets due to allergies. **Source.**
2. Currently, there is no such thing as a truly hypoallergenic dog. Although some individual dogs may indeed elicit fewer allergy symptoms than others, studies suggest that there is no specific breed that is truly hypoallergenic. **Source.**
3. Each person who qualifies for a "Company Perk" will be assigned a spot in line in their respective tier. Once the allotment for each tier is exhausted, there will be no more company perk for that tier this round. The company perks are transferrable and apply to the first animals that are commercialized to the public. Not applicable to those sold to breeders as breeding stock, those provided free of charge, or those used for clinical studies. The perk is not for the animal itself but for the spot in line. Investors who satisfy the criteria for each tier are still required to pay for their AdoraPet animal.
4. 95% of pet owners consider their pets part of their family. **Source.**
5. Over 6 million cats and dogs enter shelters every year. **Source.**
6. 11% of cats are surrendered because their owners have allergies. **Source.**
7. U.S. pet sales have grown 100% in the last decade. **Source.**

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's **BrokerCheck**.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is **NOT** placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is **NOT** soliciting this investment or making any recommendation documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqua business in good standing.

DealMaker Securities LLC is **NOT** vetting or approving the information provided by the Issu

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such investor's submitted documentation, specifically.   DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

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